Exhibit 99.2

Mining Corporation

2006 ANNUAL AND SPECIAL GENERAL MEETING	Notice of Annual and Special General Meeting of Shareholders Information Circular Form of Proxy and Notes Thereto Annual Financial Statement Request Form

Place:	Four Seasons Hotel 791 West Georgia Street Vancouver, BC V6C 2T4
Time:	2:00 p.m.
Date:	Thursday, May 11, 2006

1601 – 543 Granville Street

Vancouver, BC

V6C 1X8

EuroZinc Mining Corporation

CORPORATE DATA

Head Office

1601 – 543 Granville Street

Vancouver, BC  V6C 1X8

Directors and Officers

J. Edward (Ted) Fletcher – Chairman & Director

Colin K. Benner – Vice Chairman, CEO & Director

Ronald Ewing – Executive Vice President, Corporate Affairs

A.J. Ali – Executive Vice President & CFO

Adriano F. Barros – Vice President, Business Development, Portugal

Garnet Dawson – Vice President, Exploration

John Greig - Director

David F. Mullen - Director

Ryan Bennett – Director

Christian Bué – Director

Ronald S. Simkus – Director

John G. Shanahan – Director

Graham Mascall - Director

Registrar and Transfer Agent

Computershare Investors Services Inc.

4th Floor, 510 Burrard Street

Vancouver, BC  V6C 3B9

Legal Counsel

Gowling Lafleur Henderson LLP

2300 – 1055 Dunsmuir Street

Vancouver, BC  V7X 1J1

Auditor PricewaterhouseCoopers LLP, Chartered Accountants 700 – 250 Howe Street Vancouver, BC V6C 3S7 Listings Toronto Stock Exchange - American Stock Exchange Symbol “EZM”

EuroZinc Mining Corporation
1601 – 543 Granville Street

Vancouver, BC  V6C 1X8
(604) 681-1337

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of the Shareholders of EuroZinc Mining Corporation (hereinafter called the “Company”) will be held at the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, on Thursday, the 11th day of May, 2006 at the hour of 2:00 p.m. (local time), for the following purposes:

1.

To receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2005 (with comparative statements relating to the preceding fiscal period) together with the report of the auditors therein;

2.

To fix the number of directors at nine;

3.

To elect directors;

4.

To appoint the auditors;

5.

To consider and, if thought fit, to approve an ordinary resolution ratifying the Company’s previously approved a Shareholders Rights Plan,  as more particularly described in the accompanying Information Circular; and

6.

To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is an Information Circular, a form of proxy and an annual financial statement request form.  The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the Meeting either in person or by proxy.  Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice.  Please advise the Company of any change in your mailing address.

DATED at Vancouver, British Columbia, this 11th day of April, 2006.

BY ORDER OF THE BOARD

(signed) “Colin K. Benner”

Vice-Chairman, Chief Executive Officer and Director

EuroZinc Mining Corporation
1601 – 543 Granville Street

Vancouver, BC  V6C 1X8

INFORMATION CIRCULAR

(Containing information as at March 30, 2006 unless indicated otherwise)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of EuroZinc Mining Corporation (the “Company”) for use at the Annual and Special General Meeting of Shareholders of the Company (and any adjournment thereof) to be held on Thursday, May 11, 2006 (the “Meeting”) at the time and place and for the purposes set forth in the accompanying Notice of Meeting.  While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors, officers and regular employees of the Company at nominal cost.  All costs of solicitation by management will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

The individuals named in the accompanying form of proxy are Colin K. Benner, the Vice Chairman, Chief Executive Officer and a director of the Company and Ron Ewing, the Executive Vice President, Corporate Affairs of the Company.  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STROKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.  A proxy will not be valid unless the completed form of proxy is received by COMPUTERSHARE INVESTOR SERVICES INC. Proxy Dept. of 100 University Avenue, 9th Floor, Toronto, ON  M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.  Proxies delivered after that time will not be accepted.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Company, at Suite 2300, 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1J1 at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the meeting or, if adjourned, any reconvening thereof or in any other manner provided by law.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

INFORMATION FOR NON-REGISTERED SHAREHOLDERS

Only registered shareholders or duly appointed proxy holders are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the names of a brokerage firm, bank or other intermediary or in the name of a clearing agency.  Shareholders who do not hold their shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only registered shareholders may vote at the Meeting.  If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in such shareholder’s name on the records of the Company.  Such common shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker.  In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms).  Common shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder.  Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the brokers’ clients.  Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy to the clearing agencies and intermediaries for onward distribution to Beneficial Shareholders.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings.  The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting.  Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Company to the registered shareholders.  However, its purpose is limited to instructing the registered shareholder (i.e. the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Services (“ADP”).  ADP typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to ADP, or otherwise communicate voting instructions to ADP (by way of the internet or telephone, for example).  ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting.  A Beneficial Shareholder who receives an ADP voting instruction form cannot use that form to vote common shares directly at the Meeting.  The voting instruction form must be returned to ADP (or instructions respecting the voting of common shares must be communicated to ADP) well in advance of the Meeting in order to have the common shares voted.

All references to shareholders in this Information Circular and the accompanying form of Proxy and Notice of Meeting are to shareholders of record unless specifically stated otherwise.

VOTING OF PROXIES

The shares represented by a properly executed proxy in favour of persons proposed by Management as proxy holders in the accompanying form of proxy will:

(a)

be voted or withheld from voting in accordance with the instructions of the person appointing the proxy holder on any ballot that may be taken; and

(b)

where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made in such proxy.

ON A POLL SUCH SHARES WILL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting.  In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business.  At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Capital:

unlimited common shares without par value
Issued and Outstanding:

546,282,024(1) common shares without par value

(1)

As at April 6, 2006

Only shareholders of record at the close of business on April 6, 2006, (the “Record Date”) who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

On a show of hands, every individual who is present and is entitled to vote as a shareholder or as a representative of one or more corporate shareholders, or who is holding a proxy on behalf of a shareholder who is not present at the Meeting, will have one vote, and on a poll every shareholder present in person or represented by a proxy and every person who is a representative of one or more corporate shareholders, will have one vote for each common share registered in his name on the list of shareholders, which is available for inspection during normal business hours at Computershare Investor Services Inc. and will be available at the Meeting.

To the knowledge of the directors and senior officers of the Company, the only persons or companies who beneficially own, directly or indirectly or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company are:

Name	No. of Shares	Percentage
Resource Capital Fund II LP Denver, Colorado	96,140,533 (1)	17.6%
Resource Capital Fund III LP Denver, Colorado	3,500,000 (1)(2)	0.64%
The Resource Capital Fund Group Total:	99,640,533	18.24%

(1)

As at April 6, 2006.

(2)

Also holds 8,695,652 warrants

ELECTION OF DIRECTORS

The Board of Directors presently consists of nine directors and the Company intends to set the number of directors for the ensuing year at nine and to elect nine directors for the ensuing year.  J. Edward (Ted) Fletcher, the Company’s current Chairman and a director plans to retire from the Board at the Meeting.

The term of office of each of the present directors expires at the Meeting.  The persons named below will be presented for election at the Meeting as management’s nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees.  Management does not contemplate that any of these nominees will be unable to serve as a director.  Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Business Corporations Act (British Columbia).

The following table and notes thereto sets out the names of each person proposed to be nominated by management for election as a director, the municipality in which he is ordinarily resident, all offices of the Company now held by him, his principal occupation, the period of time for which he has been a director of the Company, and the number of common shares of the Company beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

Name, Position, State and Country of Residence(1)	Principal Occupation (1)	Previous Service as a Director	Number of Common Shares beneficially owned or directly or indirectly controlled(2)
Colin K. Benner Vice Chairman, Chief Executive Officer & Director Vancouver, BC Canada	Vice Chairman and Chief Executive Officer of the Company; formerly President & CEO of Breakwater Resources Ltd.	Since 1-Dec-2004	140,000
John A. Greig(3)(5) Director Delta, BC Canada	Retired Professional Geologist and Businessman	Since 21-Apr-1999	2,831,820(7)
David Mullen(3)(4)(6) Director Vancouver, BC Canada	Chief Executive Officer of HSBC Capital (Canada) Inc., a merchant banking company	Since 21-Apr-1999	29,650
Ryan T. Bennett(4) Director Golden, Colorado, U.S.A.	Geologist and Mining Engineer; Vice-President, Resource Capital Fund	Since 26-Apr-1999	Nil
Graham Mascall(6) Director Surrey, England	Self-employed mining/financial consultant; previously Vice-President, Business Development BHP Billiton	Since 16-Oct-2002	Nil
Christian Bué(5) Director Paris, France	International Consultant; Doctor in Economics, Université de Paris; Retired Mining Consultant	Since 21-Jun-2001	Nil
Ronald Simkus(4)(6) Director Kamloops, BC Canada	Senior Vice-President, Mining of Corriente Resources Inc.	Since 16-Apr-2005	Nil
John Shanahan(3)(5)(6) Director New York, New York, U.S.A.	Vice-President of Barclays Capital, formerly Vice-President of TradingLinx.com; formerly, Vice-President, Rothschild Inc.	Since 23-Apr-2005	253,000
Dale Peniuk, C.A. Nominee West Vancouver, BC	Formerly an Assurance Partner with KPMG LLP from 1996 to 2006 specializing in the mining area as leader of KPMG’s Vancouver office mining industry group.	Nominee	Nil

NOTES:

(1)

The information as to the residency and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2)

The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(3)

Denotes member of Audit Committee.

(4)

Denotes member of Human Resources Committee.

(5)

Denotes member of Corporate Governance Committee.

(6)

Denotes member of the Independent Committee

(7)

1,514,500 shares are held by JAG Holdings Ltd.

AUDIT COMMITTEE

Under Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”), companies are required to provide disclosure with respect to their audit committee including the text of the audit committee’s charter, composition of the audit committee and the fees paid to the external auditor.  This information is provided in the Company’s annual information form (“AIF”) dated March 31, 2006 under Item 10 – Audit Committees.  The AIF is available for review by the public on the SEDAR website located at www.sedar.com “Company Profiles – EuroZinc Mining Corporation”.  Management of the Company strongly encourages its shareholders to review the AIF.

STATEMENT OF EXECUTIVE COMPENSATION

“Named Executive Officers” means the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) of the Company, or if the Company does not have a CFO, an individual which acted in a similar capacity, regardless of the amount of compensation of that individual, each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recent financial year and whose total salary and bonus amounted to $150,000 or more.  In addition, disclosure is also required for any individuals whose total salary and bonus during the most recent financial year was $150,000 whether or not they are an executive officer at the end of the financial year.

During the financial year ended December 31, 2005, the Company had nine (9) Named Executive Officers, Colin Benner, the CEO, Alvin Jackson, the President and Chief Operating Officer, Amjad Ali, the CFO, Ron Ewing, the Executive Vice President, Corporate Affairs and former CFO, Garnet Dawson, Vice President of Exploration, António Corrêa de Sá, Chairman of Somincor, João Carrêlo, the Country Manager in Portugal, James Drake, Executive Director of Somincor, and Adriano Barros, the Vice President, Business Development – Portugal. The following table sets forth the compensation awarded, paid to or earned by the Company’s Named Executive Officers, during the financial years ended December 31, 2003, 2004 and 2005.

Summary Compensation Table

(Expressed in Canadian Dollars)

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)(1)	Securities Under Options granted (#)(2)	Shares or Units Subject to Resale Restric-tions ($)	LTIP Payouts ($)	All Other Compen- sation ($)
Colin Benner Vice Chairman & Chief Executive Officer	2005 2004 2003	500,000 10,753 N/A	250,000 N/A N/A	29,304 N/A N/A	500,000 3,000,000 N/A	N/A N/A N/A	N/A N/A N/A	112,403(5) N/A N/A
Amjad Ali Executive Vice President & Chief Financial Officer	2005 2004 2003	305,200 194,597 N/A	200,000 N/A N/A	27,089 N/A N/A	1,100,000 1,100,000 N/A	N/A N/A N/A	N/A N/A N/A	88,833(5) 24,302(5) N/A
Alvin Jackson(3) Former President and Chief Operating Officer	2005 2004 2003	845,372 164,583 116,265	Nil 166,725(4) 60,000	22,159 2,400 Nil	Nil 535,000 Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Ron Ewing Executive Vice President, Corporate Affairs	2005 2004 2003	170,000 120,000 93,959	80,000 121,650 40,000	11,991 2,400 Nil	650,000 330,000 Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Garnet Dawson Vice President of Exploration	2005(6)N/A N/A	130,047 N/A N/A	32,500 N/A N/A	7,314 N/A N/A	150,000 N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
António Corrêa de Sá, Chairman of Somincor	2005(6) N/A N/A	319,619 N/A N/A	29,004 N/A N/A	Nil N/A N/A	500,000 N/A N/A	N/A N/A N/A	N/A N/A N/A	17,723(5) N/A N/A
João Carrêlo Country Mgr., Portugal	2005(6) N/A N/A	197,158 N/A N/A	Nil N/A N/A	Nil N/A N/A	1,600,000 N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
James Drake Executive Director, Somincor	2005 2004 2003	261,227 182,884 165,009	Nil 224,229 Nil	26,119(4) 26,119(4) 34,597(4)	350,000 570,000 Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Adriano Barros Vice President, Business Development – Portugal	2005 2004 2003	153,667 114,794 87,361	Nil 152,556 Nil	Nil Nil Nil	400,000 400,000 Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

(1)

Includes car allowance, club memberships,& RRSP employer contributions.

(2)

Figures represent options granted during a particular year; see “Aggregate Option” table for the aggregate number of options outstanding at year end.

(3)

Alvin Jackson resigned as President in July, 2005. The 2005 salary includes a severance payment of $650,000.

(4)

Value of benefits and schooling expenses paid by the Company.

(5)

Relocation allowance, travel allowance, and payment in lieu of vacation.

(6)

December 31, 2005 was the first fiscal year the remuneration for Messrs. Dawson, Corrêa de Sá and Carrêlo qualified under the disclosure guidelines. Mr. Carrêlo joined the Company on July 1, 2005.

Long Term Incentive Plan

A long term incentive plan (“LTIP”) is any plan providing compensation intended to motivate performance over a period greater than one financial year.  A LTIP does not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale.  The Company did not have a LTIP during the recently completed fiscal year ended December 31, 2005.

Stock Appreciation Rights

A stock appreciation right (“SAR”) is a right granted by an issuer or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the issuer’s shares.  No SARs were granted to or exercised by the Named Executive Officers during the recently completed fiscal year ended December 31, 2005.

Option Grants in Last Financial Year

The following table sets forth information concerning grants of stock options during the financial year ended December 31, 2005 to the Named Executive Officers pursuant to the rules and policies of the Toronto Stock Exchange (the “Exchange”) and in accordance with the provisions of the Business Corporations Act (British Columbia) and the Regulations thereunder.

Name	Securities Under Options Granted	% of Total Options Granted to Employees in Financial Year(1)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Colin Benner	200,000 300,000(2)	2.01% 3.02%	$0.65 $0.65	$0.65 $0.65	05-Jul-2010 05-Jul-2010
Amjad Ali	200,000(2) 900,000	2.01% 9.05%	$0.65 $0.89	$0.65 $0.89	05-Jul-2010 17-Mar-2010
Ron Ewing	250,000(2) 400,000	2.52% 4.02%	$0.65 $0.89	$0.65 $0.89	05-Jul-2010 17-Mar-2010
Garnet Dawson	150,000(2)	1.51%	$0.65	$0.65	05-Jul-2010
António Corrêa de Sá	500,000(2)	5.03%	$0.65	$0.65	05-Jul-2010
João Carrêlo	1,200,000 400,000(2)	12.07% 4.02%	$0.66 $0.65	$0.66 $0.65	08-Jun-2010 05-Jul-2010
James Drake	350,000(2)	3.52%	$0.65	$0.65	05-Jul-2010

(1)

Percentage of all of the Company’s options granted during the last fiscal year, including those granted to directors.

(2)

These options are subject to vesting provisions: 1/3 exercisable on the date of grant; another 1/3 exercisable on or after July 5, 2006 and the remaining 1/3 exercisable on or after July 5, 2007.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

The following table sets forth details of all exercises of stock options during the last financial year ended December 31, 2005, by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)(1)	Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-End ($)(2) Exercisable/ Unexercisable
Colin Benner	Nil	Nil	3,300,00/200,000	2,049,000/126,000
Amjad Ali	Nil	Nil	2,066,667/133,333	1,141,000/84,000
Alvin Jackson	665,000	467,400	535,000	363,800
Ron Ewing	Nil	Nil	1,383,333/166,667	1,100,750/105,000
Garnet Dawson	Nil	Nil	350,000/100,000	235,500/63,000
António Corrêa de Sá	Nil	Nil	166,666/333,333	105,000/210,000
João Carrêlo	Nil	Nil	533,333/1,066,667	332,000/664,000
James Drake	480,000	480,000	736,667/233,333	517,600/147,000
Adriano Barros	400,000	136,000	Nil	Nil

(1)

Value using the closing price of common shares of the Company on the Exchange on the date of exercise, less the exercise price per share.

(2)

Value using the closing price of common shares of the Company on the Exchange on December 31, 2005, being the last trading day of the Company’s shares for the financial year, of $1.28 per share, less the exercise price per share.

Option Repricings

No options held by the Named Executive Officers were repriced during the last financial year.

Pension Plans

The Company contributes on behalf of resident executive officers to a group RRSP plan. Under the terms of the plan the Company contributes 6% of the executive officer’s salary to the plan, up to the allowable annual RRSP limit.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has the following plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officers in the Company’s most recently completed financial year or current financial year in respect of compensating such officer in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer:

1.

Employment Agreement effective January 1, 2005 with Colin K. Benner whereby the Company has agreed that if Mr. Benner is terminated “without cause” or resigns for “good cause” the Company will pay Mr. Benner (i) his remaining salary plus any accrued unpaid vacation or other compensation; (ii) an amount equal to three years of Mr. Benner’s annual salary; (iii) if Mr. Benner is eligible for other cash incentives at the time of termination or resignation, an amount equal to three times the average cash incentive received by Mr. Benner during the preceding three years; and (iv) his current benefits until the earlier of (A) 36 months from the date of termination or resignation; and (B) Mr. Benner’s receipt of similar benefits through other employment.

2.

Employment Agreement dated February 11, 2005 with Amjad Ali whereby the Company has agreed that if Mr. Ali is terminated “without cause” or resigns for “good cause” the Company will pay Mr. Ali (i) his remaining salary plus any accrued unpaid vacation or other compensation; (ii) an amount equal to two years of Mr. Ali’s annual salary; (iii) if Mr. Ali is eligible for other cash incentives at the time of termination or resignation, an amount equal to two times the average cash incentive received by Mr. Ali during the preceding three years; and (iv) his current benefits until the earlier of (A) 24 months from the date of termination or resignation; and (B) Mr. Ali’s receipt of similar benefits through other employment.

3.

Employment Agreement, as amended November 21, 2005 with Ronald Ewing whereby the Company has agreed that if Mr. Ewing is terminated “without cause” or resigns for “good cause” the Company will pay Mr. Ewing (i) his remaining salary plus any accrued unpaid vacation or other compensation; (ii) an amount equal to 24 months of Mr. Ewing’s annual salary; (iii) if Mr. Ewing is eligible for other cash incentives at the time of termination or resignation, an amount equal to two times the average cash incentive received by Mr. Ewing during the preceding three years; and (iv) his current benefits until the earlier of (A) 24 months from the date of termination or resignation; and (B) Mr. Ewing’s receipt of similar benefits through other employment.

4.

Employment Agreement dated March 14, 2005 with João Carrêlo whereby the Company has agreed that if Mr. Carrêlo is terminated “without cause” or resigns for “good cause” the Company will pay Mr. Carrêlo  (i) his remaining salary plus any accrued unpaid vacation or other compensation; (ii) an amount equal to 24 months of Mr. Carrêlo’s annual salary; (iii) if Mr. Carrêlo is eligible for other cash incentives at the time of termination or resignation, an amount equal to two times the average cash incentive received by Mr. Carrêlo during the preceding three years; and (iv) his current benefits until the earlier of (A) 24 months from the date of termination or resignation; and (B) Mr. Carrêlo’s receipt of similar benefits through other employment.

COMPOSITION OF THE HUMAN RESOURCES COMMITTEE

The Company’s Human Resources Committee is comprised of four unrelated directors Messrs. Bennett, Mullen, Simkus and Fletcher.

Report on Executive Compensation

The Company’s principal goal is to create value for its shareholders.  The Company’s compensation philosophy is based on ensuring that it has programs in place to attract and develop management of the highest calibre and processes to provide for the orderly succession of management.

The Company’s executive compensation program is administered by the Human Resources Committee (the “Committee”) of the Board.  The Committee has, as part of its mandate, primary responsibility for making recommendations for approval by the Board of Directors with respect to the appointment and remuneration of executive officers of the Company, all such recommendations being made pursuant to the Company’s human resources and compensation policies.  The Committee held 5 meetings during 2005.

Executive Compensation

The executive compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term.  Base salaries are competitive with corporations of a comparable size and stage of development within the mining industry, thereby enabling the Company to compete for and retain executives critical to the Company’s long term success.  Incentive compensation is directly tied to corporate and individual performance.  Share ownership opportunities are provided to align the interests of executive officers with the longer term interests of shareholders.  Compensation for each of the Named Executive Officers consists of a base salary, along with annual incentive compensation in the form of a performance based bonus, and a longer term incentive in the form of stock options.

Base Salary

The Committee, after considering the recommendations of the Chief Executive Officer, approves ranges for base salaries for employees at all levels of the Company.  The level of base salary for each employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Company.  Any recommendations of the Committee are made within the human resources and compensation policies guidelines of the Company. The Committee has access to independent “Mining Industry Salary Surveys” as provided by consultants to the industry and to the Company.

Annual Bonus

Senior managers are eligible for annual incentive awards.  Corporate performance, as assessed by the Board of Directors, determines the aggregate amount of bonus to be paid by the Company to all eligible senior managers in respect of a fiscal year.

The aggregate amount of bonus to be paid will vary with the degree to which targeted corporate performance was achieved for the year.  The individual performance factor allows the Company effectively to recognize and reward those individuals whose efforts have assisted the Company to attain its corporate performance objective.

The Committee prepares recommendations with respect to the bonuses to be paid to the executive officers.  The Committee then submits such bonus recommendations to the Board of Directors of the Company for its approval.

Stock Options

The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability and to reward individuals for current performance and expected future performance.  The Committee considers stock option grants when reviewing executive officer compensation packages as a whole.

The Committee, based on the Chief Executive Officer’s recommendations, determines the key employees to whom it recommends that grants be made and the terms and conditions of the options forming part of such grants.  The Committee approves ranges of stock option grants for each level of executive officer.  Individual grants are determined by an assessment of an individual’s current and expected future performance, level of responsibilities and the importance of the position to the Company.

The number of stock options which may be issued under the Stock Option Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Stock Option Plan and cannot be increased without shareholder approval.

Other Compensation

The Committee is responsible, from time to time, for the review of the Company’s policies and programs in relation to benefits.  The Committee, after considering the recommendations of the Chief Executive Officer, makes recommendations to the Board of Directors with respect to the benefits to be received by the executive officers.

Compensation of the CEO

The Committee is responsible for reviewing and approving the corporate goals and objectives relevant to the compensation of the Chief Executive Officer and, in light of those goals and objectives, to recommend to the Board of Directors the annual salary, bonus and other benefits, direct and indirect, of the Chief Executive Officer.

Performance Graph

The following graph compares the year end investment value in the total cumulative shareholder return for $100 invested in shares of the Company against the cumulative total return of the S&P/TSX Composite Index since December 31, 2001 until the fiscal year ended December 31, 2005.

Comparison of Five-Year Cumulative Total Shareholder Return on Common Shares of the Company and the S&P/TSX Composite Index

	Initial Investment (12-31-01)	Value of Investment (12-31-02)	% Change	Value of Investment (12-31-03)	% Change	Value of Investment (12-31-04)	% Change	Value of Investment (12-31-05)	% Change
EZM	$100	$62.50	-37.5%	$181.25	190%	$437.50	141.4%	$800.00	82.9%
S&P/TSX Composite	$100	$85.17	-14.8%	$107.76	26.5%	$123.15	14.3%	$150.62	22.3%

Compensation of Directors

The following compensation was paid/accrued by the Company to its directors:

Name	Retainer	Payment for Board Meeting Attendance	Payment for Committee Meeting Attendance	Payment for Acting as Chairman	Total
J. Edward (Ted) Fletcher	$15,000	$8,000	$5,200	$7,500	$35,700
John Greig	$15,000	$8,000	4,550	$500	$28,050
David Mullen	$15,000	$9,000	$8,450	$8,000	$40,450
Christian Bué	$15,000	$7,000	$650	Nil	$22,650
John Shanahan	$15,000	$9,000	$5,850	Nil	$29,850
Ronald Simkus	$15,000	$9,000	$3,250	Nil	$27,250
Graham Mascall	$15,000	$8,000	Nil	Nil	$23,000

In addition, the Company paid the following monies to directors who are not Named Executive Officer’s for their services as consultants:

Graham Mascall was paid $85,521 for consulting services.

John Shanahan was paid $42,821 for commodity risk management consulting services.

Ronald Simkus was paid $18,000 for metallurgical consulting services.

Incentive stock options to certain of the Company’s directors were also granted during the fiscal year, the details of which are set out in the following tables.

The following stock options were granted to the directors of the Company who were not Named Executive Officers, as a group, during the last financial year ended December 31, 2005:

Option Grants in Last Financial Year to Directors Who are Not Named Executive Officers
(as a group)

Name	Securities Under Options Granted	% of Total Options Granted to Employees in Financial Year(1)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Directors who are not Named Executive Officers (8)	1,600,000	16%	$0.65	$0.65	05-Jul-2010

(1)

Percentage of all of stock options granted during the last financial year.

The following table sets forth details of all exercises of stock options during the last financial year ended December 31, 2005, by directors who are not Named Executive Officers of the Company, as a group, and the financial year-end value of unexercised stock options on an aggregated basis:

Aggregated Option Exercises in Last Financial Year and Financial Year-End Option Values
of Directors Who are Not Named Executive Officers (as a group)

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)(1)	Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-End ($)(2) Exercisable/ Unexercisable
Directors who are not Named Executive Officers (8)	2,230,000	981,300	6,015,000/-	4,395,200

(1)

Value using the closing price of common shares of the Company on the Exchange on the date of exercise, less the exercise price per share.

(2)

Value using the closing price of common shares of the Company on the Exchange on December 31, 2005, being the last trading day of the Company’s shares for the financial year, of $1.28 per share, less the exercise price per share.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICE

Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) was adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. The corporate governance practices adopted by the Company are set out in the attached Schedule “A”.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At no time during the Company’s last completed financial year, was any director, executive officer, employee, proposed management nominee for election as a director of the Company nor any associate of any such director, executive officer, or proposed management nominee of the Company or any former director, executive officer or employee of the Company or any of its subsidiaries indebted to the Company or any of its subsidiaries or indebted to another entity where such indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information regarding compensation plans under which securities of the Company are authorized for issuance in effect as of the end of the Company’s most recently completed financial year end:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved By Shareholders	20,325,000	$0.62	29,675,000

The Board of the Company adopted a Stock Option Plan (the “Plan”) effective December 10, 2002 which was approved by the shareholders of the Company at the Company’s annual general meeting held on June 18, 2003 and subsequently amended and approved by the shareholders on June 23, 2004 and May 2, 2005.

The purpose of the Plan is to allow the Company to grant options to directors, officers, employees and consultants, as an incentive to dedicate their efforts to advance the success of the Company.  The granting of options is intended to align the interests of such persons with that of the shareholders.

The Plan provides that:

1.

The maximum number of shares issuable pursuant to the exercise of options granted under the plan is 50,000,000 shares;

2.

The options are non-assignable and non-transferable.  The options can only be exercised by the optionee as long as the optionee remains an eligible optionee pursuant to the Plan or within a period of not more than three years after ceasing to be an eligible optionee, in the case of employees and one year after ceasing to be an eligible optionee, in the case of all other optionees or, if the optionee dies, within one year from the date of the optionee’s death;

3.

On the occurrence of a takeover bid, issuer bid or going private transaction, the Board of Directors will have the right to accelerate the date on which any option becomes exercisable;

4.

The maximum number of shares that may be reserved for issuance to any one individual in any 12 month period shall not exceed 5% of the common shares outstanding on the date of grant, unless shareholder approval is obtained;

5.

The maximum aggregate number of shares that may be reserved for issuance to insiders of the Company under the Plan or any other share compensation arrangement shall not exceed 10% of the common shares outstanding on the date of grant, unless shareholder approval is obtained;

6.

The maximum number of shares that may be issued to any one insider and such insider’s associates, within a one year period shall not exceed 5% of the common shares outstanding on the date of issuance, unless shareholder approval is obtained;

7.

The maximum aggregate number of shares that may be reserved for issuance to consultants of the Company under the Plan or any other share compensation arrangement shall not exceed 2% of the common shares outstanding on the date of grant;

8.

The maximum aggregate number of shares that may be reserved for issuance to persons employed in investor relations activities of the Company under the Plan or any other share compensation arrangement shall not exceed 2% of the common shares outstanding on the date of grant;

9.

The exercise period of any option grant will not exceed 10 years from the date of grant;

10.

The exercise price of any options granted will not be less than the closing price of the Company’s common shares on the Exchange on the trading date immediately preceding the day on which the option is granted;

11.

The Board of Directors is authorized to amend or terminate the Plan in accordance with applicable legislation and subject to any required approval and may also amend or modify any outstanding option  in any manner to the extent that the Board of Directors would have had authority to initially grant such option subject to consent of the affected participants, prior approval of the relevant stock exchanges and, if applicable, disinterested shareholder approval.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

None of the directors or any proposed management nominee for election as a director of the Company is, or during the ten years preceding the date of this Information Circular has been, a director or officer of any company that, while the person was acting in that capacity:

(a)

was the subject of a cease trade order or similar order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(b)

was subject to an event that resulted, after the director or proposed management nominee ceased to be a director or officer of the relevant company in the relevant company being the subject of a cease trade order or similar order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of the director or proposed management nominee ceasing to be a director or officer of the relevant company, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets.

PERSONAL BANKRUPTCIES

During the ten years preceding the date of this Information Circular, no director or proposed management nominee for election as a director of the Company has been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or executive officers of the Company, a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company, nor any shareholder beneficially owning, directly or indirectly, common shares of the Company, or exercising control or direction over common shares of the Company, or a combination of both, carrying more than 10% of the voting rights attached to the outstanding shares of the Company nor an associate or affiliate of any of the foregoing persons has since January 1, 2005 (being the commencement of the Company’s last completed financial year) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries except as follows:

1.

The Boliden Loan was guaranteed by Resource Capital Fund III L.P. (“RCF III”) (the “Guarantee”), part of the group of Resource Capital Funds which, during 2005, held a control position in the Company.  As consideration for the Guarantee, the Company agreed to issue RCF III (i) 2,100,000 warrants (the “Guarantee Warrants”) exercisable into Shares of the Company at a price of $0.60 per Share until December 15, 2005, payable in cash or by off set or cancellation of any amounts owed by RCF III from the Company in relation to the Guarantee (ii) 1,400,000 additional warrants (the “Additional Warrants”), such Additional Warrants having the same terms and conditions as the Guarantee Warrants, in the event that the Boliden Loan is unpaid in full and the Guarantee remains outstanding on August 1, 2004 and (iii) commencing on October 31, 2004, and on the last calendar day of each third month thereafter, such number of share purchase warrants, having the same terms and conditions as the Guarantee Warrants, as is equal in number to the summation of the US$ amount guaranteed by RCF III each day during the three month period divided by the number of days in the three month period, such that for every US$1.00 of the average principal amount outstanding one warrant shall be issued, up to a maximum of 36,666,667 warrants.

2.

On February 14, 2006, Resource Capital Funds I and II L.P. sold an aggregate of 71,430,000 Shares of the Company at a price of $1.40 per Share to an underwriting syndicate led by TD Securities Inc. and National Bank Financial Inc. for resale to the public by way of a prospectus offering in Canada and private placement in the United States.  Resource Capital Fund I L.P. sold its entire position of 35,879,516 Shares representing 6.6% of the issued and outstanding shares of the Company, and Resource Capital Fund II LP sold 35,550,484 of its current position of 131,691,018 Shares of the Company.

At the time the transaction was agreed to, RCF III held 2,100,000 Shares of the Company representing 0.4% of the issued and outstanding total, but in an unrelated transaction exercised warrants to acquire an additional 1,400,000 Shares of the Company. Subsequent to the exercise of such warrants and the completion of the foregoing secondary distribution of Shares of the Company by Resource Capital Funds I and II L.P., Resource Capital Funds II and III L.P. together beneficially owned a total of 99,640,534 Shares representing 18.4% of the issued and outstanding Shares of the Company. As part of the transaction, Resource Capital Fund II LP agreed not to sell any Shares for a period of 90 days from the closing of the Offering.

The Company did not receive any proceeds from the sale of these Shares by Resource Capital Funds I and II L.P., but did receive $840,000 from the exercise of the warrants by Resource Capital Fund III L.P.  A director of the Company is a member of the management of the Resource Capital Funds.

MANAGEMENT CONTRACTS

Management of the Company is conducted by the directors and/or officers of the Company.  The Company does not currently employ any outside persons or companies to manage the administration, bookkeeping and day to day affairs of the Company.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of PricewaterhouseCoopers LLP as auditors of the Company.   PricewaterhouseCoopers LLP was first appointed as auditors of the Company on May 12, 2005.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or executive officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors.

PARTICULARS OF MATTERS TO BE ACTED UPON

Shareholder Rights Plan

The board of directors adopted a shareholder rights plan (the “Rights Plan”) effective December 21, 2005 which has been conditionally accepted by the Toronto Stock Exchange (“TSX”). The TSX requires the Rights Plan to be submitted to the Shareholders of the Company for ratification.  Independent Shareholders (as hereinafter defined) will be asked at the Meeting to consider and, if deemed advisable, to approve, by a simple majority of votes cast by the Independent Shareholders at the Meeting, a resolution, to ratify the adoption of the Rights Plan.  The Rights Plan, unanimously adopted by the Board, is contained in an agreement entered into with Computershare Investor Services Inc. as rights agent on December 21, 2005.

The Rights Plan is intended to provide the Shareholders of the Company and the Board with adequate time to consider and evaluate any unsolicited bid made for the Company, to provide the Board with adequate time to identify, develop and negotiate value-enhancing alternatives, if considered appropriate, to any such unsolicited bid, to encourage the fair treatment of shareholders in connection with any take-over bid for the Company and to ensure that any proposed transaction is in the best interests of the shareholders.  The full text of the agreement containing the Rights Plan is available from the Company upon request.  The Rights Plan became effective December 21, 2005 and will continue in effect unless the Shareholders do not approve the Rights Plan Resolution.

Background

In considering whether to adopt the Rights Plan, the Board considered the current legislative framework in Canada governing takeover bids.  Under provincial securities legislation, a takeover bid generally means an offer to acquire voting or equity shares of a person or persons, where the shares subject to the offer to acquire, together with shares already owned by the bidder and certain related parties thereto, aggregate 20% or more of the outstanding shares.

The existing legislative framework for takeover bids in Canada raises the following concerns for Shareholders:

1.

Time

Current legislation permits a takeover bid to expire 21 days after it is initiated.  The Board is of the view that this is not sufficient time to permit Shareholders to consider a takeover bid and to make a reasoned decision about the merits of a takeover bid.

2.

Pressure to Tender

A Shareholder may feel compelled to tender to a takeover bid which the Shareholder considers to be inadequate out of a concern that in failing to do so, the Shareholder may be left with illiquid or minority discounted Shares.  This is particularly so in the case of a takeover bid for less than all Company's Shares, where the bidder wishes to obtain a control position but does not wish to acquire all of the Company's Shares.  The Rights Plan provides a mechanism which is intended to ensure that a Shareholder can separate the decision with respect to the bid from the decision to tender, lessening undue pressure to tender.

3.

Unequal Treatment: Full Value

Shareholders of the Company may be vulnerable to discriminatory acquisition tactics because the different securities laws in Canada and the United States, the principal trading markets for the Company's Shares, could form the basis for unequal treatment of Shareholders.  The Rights Plan is intended to address this jurisdictional gap and to ensure equal treatment of Shareholders regardless of country of residence or size of holdings.  The Board of Directors was also concerned that a person seeking such control might attempt, among other things, a gradual accumulation of the Company's Shares in the open market; the accumulation of a large block of Shares in a highly compressed period of time from institutional Shareholders and professional speculators or arbitrageurs; or an offer for any or all of the Company's Shares at what the Board of Directors considers to be less than full and fair value.  The Rights Plan effectively prohibits the acquisition of more than 20% of the Company's outstanding Shares in such a manner.  The Rights Plan is designed to encourage any bidder to provide Shareholders with equal treatment in a takeover and full value for their investment.

The Rights Plan should provide adequate time for Shareholders to assess a bid and to permit competing bids to emerge.  It also gives the Company's board of directors sufficient time to explore other options.  A potential bidder can avoid the dilutive features of the Rights Plan by making a bid that conforms to the conditions specified in the Permitted Bid provisions.

To qualify as a Permitted Bid, a takeover bid must be open for 60 days after the bid is made.  If at least 50% of the Company's common shares subject to the bid that are not held by the bidder are deposited, the bidder may take up and pay for such shares and the bid must remain open for a further period of 10 clear business days on the same terms.

Summary of the Rights Plan

The following is a summary of the principal terms of the Rights Plan which is qualified in its entirety by reference to the text of the Rights Plan accompanying this Circular.

Effective Date

The effective date of the Rights Plan is December 21, 2005 subject to the ratification by the shareholders at the Meeting (the "Effective Date").

Term

If the Rights Plan is ratified and approved at the meeting, it will become effective immediately following such approval and remain in force until the earlier of the Termination Time (the time at which the right to exercise Rights shall terminate pursuant to the Rights Plan and the termination of the annual meeting of the shareholders in the year 2009 unless at or prior to such meeting the Independent Shareholders ratify the continued existence of the Rights Plan.

Independent Shareholder Approval

For the Rights Plan to continue in effect following the Meeting, the Rights Plan Resolution must be approved by a simple majority of 50% plus one vote of the votes cast at the Meeting by Independent Shareholders voting in person and by proxy. Independent Shareholder are holders of Voting Shares other than:

(i)

any person who is the beneficial owner of 20% or more of the voting shares of the Company (“Acquiring Person”);  or

(ii)

any person who is the beneficial owner of 20% or more of the outstanding shares as at 12:01 a.m. December 21, 2005 (“Grandfathered Person”); or

(iii)

any person who after 12:01 a.m. on December 21, 2005 acquires all of the voting shares beneficially owned by a Grandfathered Person (“Subsequent Grandfathered Person”); or

(iv)

any person who has announced an intention to make or who has made a take-over bid (“Offeror”);

(v)

for a period of ten days after the disqualification Date (first date of a public announcement of facts indication that any person is making or intends to make a take-over-bid either alone, through such persons affiliates or associates or by acting jointly or in concert with such persons; and any employee benefit plan), any person who becomes the beneficial owner of 20% or more of the outstanding Voting Shares as a result of such person becoming disqualifying from relying on clause (iv) of the definition of “Beneficial Owner” under the Plan  solely because such person makes or announces an intention to make a take-over bid in respect of Voting Shares and/or Convertible Securities either alone or by acting jointly or in concert with any other person;

(vi)

any associate (as hereinafter defined) or affiliate (any person that directly or indirectly thorough one or more intermediaries, controls or is controlled by, or is under common control with such specified person) or any such person acting jointly or in concert with such Acquiring Person, such Grandfathered Person or such Offeror;  and

(vii)

any employee benefit plan, stock purchase plan, deferred profit sharing plan any and other similar plan or trust for the benefit of employees of the Company or a subsidiary, unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or direct whether the Voting Shares are to be tendered to a take-over bid.

Excluded from the definition of “Acquiring Person” are the Company and its Subsidiaries, and any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or more or any combination of an acquisition or redemption by the Company of Voting Shares, a Permitted Bid Acquisition, an Exempt Acquisition, a Convertible Security Acquisition and a Pro Rata Acquisition. The definitions of “Permitted Bid Acquisition”, “Exempt Acquisition”, “Convertible Security Acquisition” and “Pro Rata Acquisition” are set out in the Rights Plan. However, in general: (i) a “Permitted Bid Acquisition” means an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid; (ii) an “Exempt Acquisition” means a share acquisition in respect of which the Board of Directors has waived the application of the Rights Plan, which was made prior to the Effective Date, which was made pursuant to a distribution by the Company of Voting Shares or Convertible Securities by way of a prospectus, private placement or  other distribution made by the Company exempt from the prospectus requirements of applicable law; (iii) a “Convertible Security Acquisition” means an acquisition of Voting Shares upon the exercise of Convertible Securities acquired by such Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition; and (iv) a “Pro Rata Acquisition” means an acquisition of Voting Shares or Convertible Securities as a result of a stock dividend, a stock split or other similar event, acquired on the same pro rata basis as all other holders of Voting Shares.

Also excluded from the definition of “Acquiring Person” are underwriters or members of a banking or selling group acting in connection with a distribution of securities by way of prospectus or private placement, and a Person in its capacity as an Investment Manager, Trust Corporation, Plan Trustee, Statutory Body, Crown agent or agency or Manager (provided that such person is not making or proposing to make a Take-over Bid).

Associate means (a) any corporation of which such person beneficially owns, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to al voting securities of such corporation for the time being outstanding, (b) any partner of that person, (c) any trust or estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar capacity, (d) a spouse of such specified person, (e) any person of either sex with whom such specified person is living in conjugal relationship outside of marriage or (f) any relative of such specified person or of person mentioned in clauses (d) or (e) herein if that relative has the same residence of the specified person.

To the best of the knowledge of the directors and senior officers of the Company, as of the date hereof, no person is the Beneficial Owner of 20% or more of the outstanding Voting Shares.

Issue of Rights

On the Effective Date, one right (a "Right") was issued and attached to each of the Company's outstanding Common Shares and one Right was issued and will continue to be issued in respect of each Common Share of the Company issued thereafter, prior to the earlier of the Separation Time (as defined below) and the Expiration Time (as defined below).

Rights Exercise Privilege

The Rights will separate from the Shares and become exercisable at the close of business on the tenth business day after the earlier of the first public announcement of facts indicating that a person has acquired Beneficial Ownership (as defined in the Plan) of 20% or more of the Shares or the commencement of, or first public announcement of, the intent of any person to commence a take-over bid which would result in such person Beneficially Owing 20% or more of the Shares, or the date upon which a Permitted Bid or Competing Permitted Bid (as defined in the Plan) ceases to be such, or such later time as the Board may determine in good faith (in any such case, the "Separation Time"). After the Separation Time, but prior to the occurrence of a Flip-in Event (as defined below), each Right may be exercised to purchase one Share at an exercise price per Right of $20.

Flip-in Event and Exchange Option

Subject to certain customary exceptions, upon the acquisition by an Acquiring Person of 20% or more of the Shares (a "Flip-in Event") and following the Separation Time, each Right, other than a Right Beneficially Owned by an Acquiring Person, its affiliates and associates, their respective joint actors and certain transferees, may be exercised to purchase that number of Shares which have a market value equal to two times the exercise price of the Rights. Rights beneficially owned by an Acquiring Person, its affiliates and associates, their respective joint actors and certain transferees will be void. The Plan provides that a person (a "Grandfathered Person") who is the Beneficial Owner of 20% or more of the outstanding Shares determined as at the Record Time shall not be an Acquiring Person unless, after the Record Time, that person becomes the Beneficial Owner of any additional Shares. The Board of Directors are authorized, after a Flip-in Event has occurred, to issue or deliver, in return for the Rights and on payment of the relevant exercise price or without charge, debt, equity or other securities or assets of the Company or a combination thereof.

Certificates and Transferability

Prior to the earlier of the Separation Time and the Expiration Time, the Rights will be evidenced by a legend imprinted on certificates for Shares of the Company issued from and after the Effective Date and will not be transferable separately from the Shares.  From and after the Separation Time and prior to the Expiration time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the Shares of the Company.

Separation Time

The Separation Time shall mean, subject to Section 5.2 of the Plan, the close of Business on the tenth Trading Day after the earliest of:

(viii)

The Stock Acquisition Date;

(ix)

The date of commencement of, or first public announcement of the intent of any Person (other than the Company or any Subsidiary of the Company) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid); and

(x)

The date upon which a Permitted Bid or Competing Permitted Bid ceases to be such; or such later date as may be determined by the Board of Directors acting in good faith, provided that if the foregoing results in a Separation Time being prior to the Record Time, the Separation Time shall be the Record Time, and provided further that if any Take-over Bid referred to in clause (ii) of this definition expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for the purposes of this definition, never to have been made.

Permitted Bid and Competing Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

(a)

the takeover bid must be made for all Shares and by way of a takeover bid circular;

(b)

the takeover bid must be made to all Shareholders;

(c)

the takeover bid must be outstanding for a minimum period 60 days and Shares of the Company tendered pursuant to the takeover bid may not be taken up prior to the expiry of the 60 days period and only if at such time more than 50% of the Shares of the Company held by Shareholders other than the bidder, its affiliates and persons acting jointly or in concert (the "Independent Shareholders") have been tendered to the takeover bid and not withdrawn; and

(d)

if more than 50% of the Shares of the Company held by Independent Shareholders are tendered to the takeover bid within the 60 day period, the bidder must make a public announcement of that fact and the takeover bid must remain open for deposits of the Company's Shares for an additional 10 business days from the date of such public announcement.

The Rights Plan allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence.  A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the statutory requirement that it be outstanding for a minimum period of 21 days.

Waiver and Redemption

The Board of Directors may, prior to a Flip-in Event, waive the dilutive effects of the Rights Plan in respect of a particular Flip-in Event resulting from a takeover bid made by way of a takeover bid circular to all holders of the Company's Shares, in which event such waiver would be deemed also to be a waiver in respect of any other Flip-in Event occurring under a takeover bid made by way of takeover bid circular to all holders of the Company's Shares prior to the expiry of the takeover bid in respect of which the waiver is granted.  The Board of Directors may also waive the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding voting shares of the Company within 14 days or such other period as may be specified by the Board of Directors.  At any time prior to the occurrence of a Flip-in Event, the Board of Directors may also at its option redeem all, but not less than all, of the outstanding Rights at a price of  $0.0001 each.

Exemptions for Investment Advisors

Investment managers (for client accounts), trust companies (acting in their capacities as trustees and administrators) registered pension plan administrators, Crown agents and certain statutory bodies that manage investments funds for employee benefit plans, pension plans, insurance plans or various public bodies may acquire greater than 20% of the Company's Shares without triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a takeover bid.

Anti-dilution Adjustments

The Exercise Price of a Right, the number and kind of shares subject to purchase upon exercise of a Right, and the number of Rights outstanding, will be adjusted in certain events, including:

(i)

if there is a dividend payable in Voting Shares or Convertible Securities (other than pursuant to any regular dividend reinvestment plan of the Company providing for the acquisition of Common  Shares, or a subdivision or consolidation of the Common Shares, or an issuance of Common Shares or Convertible Securities in respect of, in lieu of or in exchange for Common Shares; or

(ii) if the Company fixes a record date for the distribution to all holders of Common Shares of certain rights or warrants to acquire Common Shares or Convertible Securities, or for the making of a distribution to all holders of Common Shares of evidences of indebtedness or assets (other than regular periodic cash dividends or stock dividends payable in Common Shares) or rights or warrants.

Supplements and Amendments

The Company is authorized to make amendments to the Rights Plan to correct any clerical or typographical error, or to maintain the validity of the Rights Plan as a result of changes in law or regulation.  Prior to the Meeting, the Company is authorized to amend or supplement the Rights Plan as the Board of Directors may in good faith deem necessary or desirable.  The Company will issue a press release relating to any significant amendment made to the Rights Plan prior to the Meeting and will advise the Shareholders of any such amendment at the Meeting.  Other amendments or supplements to the Rights Plan may be made with the prior approval of Shareholders or Rights holders.

U.S. Registration

The Company has agreed to take all such action as may be necessary and within its power to comply with the requirements of the United States Securities Act of 1933, as amended, and the United States Exchange Act of 1934, as amended, and any other applicable law, rule or regulation in connection with the issuance and delivery of the Rights Certificates and the issuance of any of the Company's Shares on exercise of the Rights.

Canadian Federal Income Tax Consequences of the Rights Plan

The Company will not have any income for the purposes of the Income Tax Act (Canada) (the "ITA") as a result of the issuance of the Rights.  The ITA provides that the value of a right to acquire additional shares of a corporation is not a taxable benefit which must be included in income and is not subject to non-resident withholding tax if the right is conferred on all holders of common shares.  Although the Rights are to be so conferred, the Rights may become void in the hands of certain holders of the Company's Shares upon certain triggering events occurring (see "Flip-in Event"), and, consequently, whether or not the issue of the Rights is a taxable event is not entirely free from doubt.  In any event, no amount must be included in income if the Rights do not have a monetary value at the date of issue.  The Company considers that the Rights, when issued, will have negligible monetary value, there being only a remote possibility that the Rights will ever be exercised.  The holder of Rights may have income or be subject to withholding tax under the ITA if the Rights become exercisable or are exercised, although there is only a remote possibility of the occurrence of a transaction or event that would have this result.  The holder of Rights may be subject to tax in respect of the proceeds of disposition of such Rights.

This statement is of a general nature only and is not intended to constitute nor should it be construed to constitute legal or tax advice to any particular holder of the Company's Shares.  Such shareholders are advised to consult their own tax advisors regarding the consequences of acquiring, holding, exercising or otherwise disposing of their Rights, taking into account their own particular circumstances and applicable foreign, provincial or territorial legislation.

United States Federal Income Tax Consequences of the Rights Plan

As the possibility of the Rights becoming exercisable is both remote and speculative, the adoption of the Rights Plan will not constitute the distribution of stock or property by the Company to its shareholders, an exchange of property or stock, or any other event giving rise to the realization of gross income by any shareholder.  The holder of Rights may have taxable income if the Rights become exercisable or are exercised or sold.  In the event the Rights should become exercisable, shareholders should consult their own tax advisor concerning the consequences of acquiring, holding, exercising or disposing of their Rights.

Eligibility for Investment in Canada

Provided that the Company remains a "public corporation" for purposes of the ITA at all material times, the Rights will each be qualified investments under the ITA for Registered Retirement Savings Plan, Registered Retirement Income Funds and Deferred Profit Shares Plans.  The issue of Rights will not affect the status under the ITA of the Company's Shares for such purposes nor will it affect the eligibility of such securities as investments for investors governed by certain Canadian federal and provincial legislation governing insurance companies, trust companies, loan companies and pension plans.

Recommendation of the Board

The Board has determined that the Rights Plan is in the best interests of the Company and the Shareholders.  The Board unanimously recommends that Shareholders vote in favour of the Rights Plan Resolution.

Unless specified in a Proxy Form that the Company's Shares represented by the proxy shall be voted against the resolution respecting approval of the Rights Plan, it is the intention of the persons designated in the enclosed Proxy Form to vote for the Rights Plan resolution.

The TSX requires that the Plan be approved by a majority of votes without giving effect to any votes cast (i) by any shareholder that, directly or indirectly, on its own or in concert with others, holds or exercises control over more than 20% of the outstanding shares of the Company, if any and (ii) by any associates, affiliates and insiders of any of the persons referred to in item (i) above.  (The number of votes attaching to the securities held by the persons previously referred to that will not be voted is nil)

Accordingly, shareholders of the Company, other than persons or companies holding 20% or more of the outstanding shares and their associates and associated companies, will be asked to pass the following resolution:

BE IT RESOLVED THAT:

(i)

The Shareholder Rights Plan Agreement dated as of December 21, 2005 between the Company and Computershare Investor Services Inc., as the same may be amended prior to this meeting, be and it is hereby ratified and confirmed; and

(ii)

Any director or officer of the Company, be and is hereby authorized, for and on behalf of the Company, to execute and deliver such other documents and instruments and take such other actions as such Director or officer may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents or instruments and the taking of any such actions.

If the Rights Plan is not approved by the shareholders of the Company it will cease to have effect on the date of the Annual General Meeting.  An ordinary resolution requires a favourable vote of a simple majority of the votes cast in person or by proxy at the meeting.

CURRENT ANNUAL INFORMATION FORM (“AIF”)

Upon request to the Secretary of the Company, the following documents will be sent to a Shareholder without charge:

The Company’s current AIF, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the current AIF.

The Company’s most recently filed comparative annual financial statements, together with the accompanying report of the auditor, and any interim financial statements of the issuer that have been filed for any period after the end of its most recently completed financial year.

The Company’s information circular for its most recent annual meeting of shareholders that involved the election of directors or any annual filing prepared instead of that information circular, as appropriate.

ANY OTHER MATTERS

Management of the Company knows of no matters to come before the meeting other than those referred to in the Notice of Meeting accompanying this Information Circular.  However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information regarding the Company and its business activities is available on the SEDAR website located at www.sedar.com “Company Profiles – EuroZinc Mining Corporation” and on the Company’s website located at www.eurozinc.com.  The Company’s financial information is provided in the Company’s audited comparative financial statements and related management discussion and analysis for its most recently completed financial year and may be viewed on the SEDAR website at the location noted above.  Shareholders of the Company may request copies of the Company’s financial statements and related management discussion and analysis by contacting Ron Ewing, Executive Vice President, Corporate Affairs at Suite 1601 – 543 Granville Street, Vancouver, BC  V6C 1X8 (Phone:  (604) 681-1337).

SCHEDULE  “A”

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The following table addresses the disclosure requirements set out in Form 58-101F1 Corporate Governance Disclosure:

Corporate Governance Disclosure Requirement	The Company’s Approach
1. Board of Directors – (a) Disclose identity of directors who are independent.	(a) The Company’s independent directors are Messrs. Fletcher, Greig, Mullen, Shanahan, Bué, and Simkus.
(b) Disclose identity of directors who are not independent and describe the basis for that determination.

(b)

The Company’s non-independent director(s) are Messrs.  Benner, Mascall and Bennett. Mr. Benner is an executive officer of the Company; Mr. Mascall received consulting fees exceeding $75,000 during the year; and Mr. Bennett represents, what was during the last fiscal year, a controlling shareholder.

(c)

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgment in carrying out its responsibilities.

(c) The board is composed of six independent and three non-independent directors.

(d)

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

(d) The following directors are presently also directors of other issuers as listed: Messrs. Benner, Greig, Mullen, Shanahan, Mascall, Simkus, and Bennett.

(e)

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

(e)

The independent directors of the board do not hold meetings at which non-independent directors and members of management are not in attendance. The Company holds regular quarterly meetings and other meetings as required, at which the opinions of the independent directors are sought and duly acted upon for all material matters related to the Company.

(f)

Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

(f) J. Edward (Ted) Fletcher is an independent director and also chairs the meetings of the board and actively seeks out the views of independent directors on all board matters.
(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year	(g) The Company has held ten board meetings since the beginning of its most recently completed financial year. The attendance record for all of its nine directors is over 90%.
2. Board Mandate –
Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The Board has the responsibility for the overall stewardship of the conduct of the business of the Company and the activities of management, which is responsible for the day-to-day conduct of the business.  The Board’s fundamental objectives are to enhance and preserve long-term shareholder value, to ensure the Company meets its obligations on an ongoing basis and that the Company operates in a reliable and safe manner.  In performing its functions, the Board should also consider the legitimate interests its other stakeholders such as employees, customers and communities may have in the Company.  In overseeing the conduct of the business, the Board, through the Chief Executive Officer, shall set the standards of conduct for the Company.

A.

PROCEDURES AND ORGANIZATION

The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself.  The Board retains the responsibility for managing its own affairs including selecting its Chair, nominating candidates for election to the Board and constituting committees of the Board.  Subject to the Articles and By-Laws of the Company and the British Columbia Business Corporations Act (the “Act”), the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.

B.

DUTIES AND RESPONSIBILITIES

The Board’s principal duties and responsibilities fall into a number of categories which are outlined below.

1.

Legal Requirements

(a)

The Board has the responsibility to ensure that legal requirements have been met and documents and records have been properly prepared, approved and maintained;

(b)

The Board has the statutory responsibility to:

(i)

manage or, to the extent it is entitled to delegate such power, to supervise the management of the business and affairs of the Company by the senior officers of the Company;

(ii)

act honestly and in good faith with a view to the best interests of the Company;

(iii)

exercise the care, diligence and skill that reasonable, prudent people would exercise in comparable circumstances; and

(iv)

act in accordance with its obligations contained in the Act and the regulations thereto, the Company’s Articles and By-Laws, securities legislation of each province and territory of Canada, and other relevant legislation and regulations.

2.

Independence

The Board has the responsibility to ensure that appropriate structures and procedures are in place to permit the Board to function independently of management, including endeavouring to have a majority of independent directors as well as an independent chairman.

3.

Strategy Determination

The Board has the responsibility to ensure, at least annually, that there are long-term goals and a strategic planning process in place for the Company and to participate with management directly or through its committees in developing and approving the mission of the business of the Company and the strategic plan by which it proposes to achieve its goals, which strategic plan takes into account, among other things, the opportunities and risks of the Company’s business.

4.

Managing Risk

The Board has the responsibility to identify and understand the principal risks of the business in which the Company is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to ensure that there are systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Company.

5.

Division of Responsibilities

The Board has the responsibility to:

(a)

appoint and delegate responsibilities to committees where appropriate to do so; and

(b)

develop position descriptions for:

(i)

the Board;

(ii)

the Chairman of the Board;

(iii)

the Chairman of each Board Committee;

(iv)

the Chief Executive Officer; and

(v)

the Chief Financial Officer.

(c)

ensure that the directors of the Company’s subsidiaries are qualified and appropriate in keeping with the Company’s guidelines and that they are provided with copies of the Company’s policies for implementation by the subsidiaries.

To assist it in exercising its responsibilities, the Board hereby establishes five standing committees of the Board:  the Audit Committee, the Compensation Committee, the Corporate Governance Committee, the Finance Committee and the Management Committee.  The Board may establish other standing committees from time to time, including a Nominating Committee which will function in accordance with its mandate.

Each committee shall have a written mandate that clearly establishes its purpose, responsibilities, members, structure and functions.  Each mandate shall be reviewed by the Board at least annually.  The Board is responsible for appointing committee members.

6.

Appointment, Training and Monitoring Senior Management

The Board has the responsibility:

(a)

to appoint the Chief Executive Officer, to monitor and assess the Chief Executive Officer’s performance, to satisfy itself as to the integrity of the Chief Executive Officer, and to provide advice and counsel in the execution of the Chief Executive Officer’s duties;

(b)

to develop or approve the corporate goals or objectives that the Chief Executive Officer is responsible for;

(c)

to approve the appointment of all corporate officers, acting upon the advice of the Chief Executive Officer and to satisfy itself as to the integrity of such corporate officers;

(d)

to ensure that adequate provision has been made to train and develop management and for the orderly succession of management and to ensure that all new directors receive a comprehensive orientation, fully understand the role of the Board and its committees, the nature and operation of the Company’s business and the contribution that individual directors are required to make;

(e)

to create a culture of integrity throughout the Company;

(f)

to ensure that management is aware of the Board’s expectations of management;

(g)

to provide for succession of management; and

(h)

to set out expectations and responsibilities of directors including attendance at meetings and review of meeting materials.

7.

Policies, Procedures and Compliance

The Board has the responsibility:

(a)

to ensure that the Company operates at all times within applicable laws, regulations and ethical standards; and

(b)

to approve and monitor compliance with significant policies and procedures by which the Company is operated.

8.

Reporting and Communication

The Board has the responsibility:

(a)

to ensure the Company has in place policies and programs to enable the Company to communicate effectively with its shareholders, other stakeholders and the public generally;

(b)

to ensure that the financial performance of the Company is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

(c)

to ensure the timely reporting of developments that have a significant and material impact on the value of the Company;

(d)

to report annually to shareholders on its stewardship of the affairs of the Company for the preceding year;

(e)

to develop appropriate measures for receiving shareholder feedback; and

(f)

to develop the Company’s approach to corporate governance and to develop a set of corporate governance principles and guidelines.

9.

Monitoring and Acting

The Board has the responsibility:

(a)

to monitor the Company’s progress towards it goals and objectives and to revise and alter its direction through management in response to changing circumstances;

(b)

to take action when performance falls short of its goals and objectives or when other special circumstances warrant;

(c)

to ensure that the Company has implemented adequate control and information systems which ensure the effective discharge of its responsibilities; and

(d)

to make regular assessments of the Board’s, its committees and each individual director’s effectiveness and contribution.

3. Position Description –

(a)

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

(a)

The Board has developed written position descriptions for the Chairman of the Board/Vice-Chairman, the Chief Executive Officer, the Chief Financial Officer, and the Chief Operating Officer and President (The Company does not currently have a President and Chief Operating Officer).

(b)

Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

(b) See (a) above.
4. Orientation and Continuing Education –

 (a)

Briefly describe what measures the board takes to orient new directors regarding

i.

The role of the board, its committees and its directors, and

ii.

The nature and operation of the issuer’s business

(a)

The Company does not have a formal orientation and education program for new directors. However, new directors are provided with relevant materials with respect to the Company, including its comprehensive package of governance materials and policies as well as being oriented on relevant corporate issues by the CEO. In addition, the Company has adopted the policy that new directors will be afforded the option of taking the “Institute of Corporate Directors – Corporate Governance” course.

(b)

Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

(b)

The board currently does not provide continuing education for its directors. By using a board composed of experienced professionals with a wide range of financial, legal, exploration and mining expertise, the Company ensures that the board operates effectively and efficiently. The Company has had continuity on its board for the past few years and, as a result, orientation and education of directors has not been an issue. Management also provides literature on an ongoing basis to directors on relevant matters pertaining to corporate governance.

5. Ethical Business Conduct –

(a)

Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

i.

Disclose how a person or company may obtain a copy of the code;

ii.

Describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

iii.

Provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

(a)

The Board adopted a Business Conduct Policy in September, 2005, a copy of which has been posted on its website www.eurozinc.com

i.

Copies of the Business Conduct Policy are available on the Company’s SEDAR website at www.sedar.com.

ii.

The Board monitors compliance with the Policy by insisting that any breaches of the Policy are conveyed to the Board by the Chief Executive Officer of the Company, and the Chairman of the Board will periodically report to the Board on the extent to which the Company in general is adhering to the Business Conduct Policy.

iii.

None

(b)

Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

(b)

Directors with an interest in a material transaction are required to declare their interest and abstain from voting on such transactions.

A thorough discussion of the documentation related to material transaction is required for review by the board, particularly independent directors.

(c) Describe any other steps that board takes to encourage and promote a culture of ethical business conduct.	(c) The board seeks directors who have solid track records in spheres ranging from legal and financial to exploration and mining in order to ensure a culture of ethical business conduct.
6. Nomination of Directors -
(a) Describe the process by which the board identifies new candidates for board nomination	(a) All of the Company’s directors are involved in the search for new directors.

(b)

Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

(b) The board has a nominating committee comprised entirely of independent directors.
(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Board may, from time to time, strike a Nominating Committee which shall not be a standing committee (the “Nominating Committee”) whose purpose shall be to establish criteria for Board and committee membership, to recommend composition of the Board and its committees and, as circumstances arise, to assess directors’ performance.

C.

COMPOSITION, PROCEDURES AND ORGANIZATION

1.

The Nominating Committee shall consist of at least three members of the Board, all of whom shall be non-management directors, and “independent”, as that term is defined in National Instrument 58-101 “Disclosure of Corporate Governance Practices”.

2.

The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the Nominating Committee for the ensuing year.  The Board may at any time remove or replace any member of the Nominating Committee and may fill any vacancy in the Nominating Committee.

3.

Unless the Board shall have appointed a chair of the Nominating Committee, the members of the Nominating Committee shall elect a chair from among their number.

4.

The secretary of the Nominating Committee shall be designated from time to time from one of the members of the Nominating Committee or, failing that, shall be the Company’s corporate secretary, unless otherwise determined by the Nominating Committee.

5.

The Nominating Committee shall meet on such dates and at such locations as the chair of the Nominating Committee shall determine and may also meet at any other time or times on the call of the chair of the Nominating Committee or any two of the other members.

6.

The quorum for meetings shall be a majority of the members of the Nominating Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and hear each other.

7.

Any two directors may request the chair to call a meeting of the Nominating Committee and may attend at such meeting or inform the Nominating Committee of a specific matter of concern to such directors, and may participate in such meeting to the extent permitted by the chair of the Nominating Committee.

8.

The Nominating Committee may engage and compensate, at the expense of the Company, any outside advisor that it determines to be necessary to permit it to carry out its duties.

D.

DUTIES AND RESPONSIBILITIES

The duties and responsibilities of the Nominating  Committee shall be as follows:

(a)

to establish and administer a process (including a review by the full Board and discussion with management) for assessing the effectiveness of the Board as a whole and the committees of the Board;

(b)

in consultation with the Board to establish criteria for Board membership and recommend Board composition;

(c)

as circumstances require, to assess the performance and contribution of individual directors; and

(d)

to propose to the Board, annually, the members proposed for re-election to the Board and identify and recommend new nominees for the Board.

7. Compensation --
(a) Describe the process by which the board determines the compensation for the issuer’s directors and officers

(a)

The board reviews the adequacy and form of compensation and compares it to other companies of similar size and stage of development. There is no minimum share ownership requirement of directors. Directors’ compensation is in the form an annual retainer fee, fees for Board and Committee meetings attended, as well as stock options. The Company’s Compensation Committee reviews the amounts and effectiveness of stock option compensation.

(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors.	(b) The Compensation Committee is composed entirely of independent directors.
(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The overall purpose of the Compensation (Human Resources) Committee (the “Compensation Committee”) is to implement and oversee human resources and compensation policies approved by the Board of the Company.

E.

COMPOSITION, PROCEDURES AND ORGANIZATION

1.

The Human Resources Committee shall consist of at least three members of the Board, all of whom shall be non-management directors, and “independent”, as that term is defined in National Instrument 58-101 “Disclosure of Corporate Governance Practices”.

2.

The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the Human Resources Committee for the ensuing year.  The Board may at any time remove or replace any member of the Human Resources Committee and may fill any vacancy in the Human Resources Committee. Unless the Board shall have appointed a chair of the Human Resources Committee, the members of the Human Resources Committee shall elect a chair from among their number.

3.

The secretary of the Human Resources Committee shall be designated from time to time from one of the members of the Human Resources Committee or, failing that, shall be the Company’s corporate secretary, unless otherwise determined by the Human Resources Committee.

4.

The Human Resources Committee shall meet regularly each year on such dates and at such locations as the chair of the Human Resources Committee shall determine and may also meet at any other time or times on the call of the chair of the Human Resources Committee or any two of the other members. The quorum for meetings shall be a majority of the members of the Human Resources Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

5.

The Chief Executive Officer shall be available to advise the Human Resources Committee, shall receive notice of all meetings of the Human Resources Committee and may attend meetings at the invitation of the chair of the Human Resources Committee.

6.

The Human Resources Committee shall have access to such officers and employees of the Company and to such information respecting the Company and may engage independent Human Resources consultants at the expense of the Company, all as it considers to be necessary or advisable in order to perform its duties and responsibilities.

F.

DUTIES AND RESPONSIBILITIES

1.

The duties and responsibilities of the Human Resources Committee shall be as follows:

(a)

to recommend to the Board human resources and compensation policies and guidelines for application to the Company;

(b)

to ensure that the Company has in place programs to attract and develop management of the highest calibre and a process to provide for the orderly succession of management;

(c)

to review and approve corporate goals and objectives relevant to the compensation of the Chief Executive Officer and, in light of those goals and objectives, to recommend to the Board the annual salary, bonus and other benefits, direct and indirect, of the Chief Executive Officer and to approve compensation for all other designated officers in the Company, after considering the recommendations of the Chief Executive Officer, all within the human resources and compensation policies and guidelines approved by the Board;

(c)

to implement and administer human resources and compensation policies approved by the Board concerning the following:

(i)

executive compensation, contracts, stock plans or other incentive plans, including making recommendations to the Board regarding equity-based compensation and options; and

(ii)

proposed personnel changes involving officers reporting to the Chief Executive Officer;

(e)

from time to time, to review the Company’s broad policies and programs in relation to benefits;

(f)

to annually receive from the Chief Executive Officer recommendations concerning annual compensation policies and budgets, including stock options,  for all employees;

(g)

from time to time, to review with the Chief Executive Officer the Company’s broad policies on compensation for all employees and overall labour relations strategy for employees;

(h)

to periodically review the adequacy and form of the compensation of directors and to ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director, and to report and make recommendations to the Board accordingly;

(i)

to report regularly to the Board on all of the Human Resources Committee’s activities and findings during that year;

(j)

to develop a calendar of activities to be undertaken by the Human Resources Committee for each ensuing year and to submit the calendar in the appropriate format to the Board of Directors within a reasonable period of time following each annual general meeting of shareholders; and

(k)

to review executive compensation disclosure before the Company publicly discloses this information.

(d)

If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

(d) Coopers Consulting Ltd. was retained to provide comparisons with other mining companies as to compensation for directors, as well as the size of the overall Board.
8. Other Board Committees –
If the board has standing committees other than the audit and compensation committees, identify the committees and describe their function.

The Board has appointed the following standing committees:

The Corporate Governance Committee’s overall purpose is to provide a focus on corporate governance that will enhance corporate performance, and to ensure on behalf of the Board and shareholders of the Company that the Company’s corporate governance system is effective in the discharge of its obligations to the Company’s stakeholders.

The Independent Committee’s duties and responsibilities are to review aspects of any merger or other form of business combination between the Company and any third party that is proposed by or presented to management.

9. Assessments –

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees and its individual directors are performing effectively.

The board does not, at present, have a formal process in place for assessing the effectiveness of the board as a whole, its committees or individual directors. However, the Board did conduct an independent self-evaluation and peer group evaluation in 2005, which was submitted to the Chairman. Also, the Audit Committee, as part of their annual review, assesses the effectiveness of the board and its independence. The Audit Committee assesses the adequacy of the information provided, the regular nature of the communication between the board and management and reviews whether management is following the mandated strategic direction as set out in the board’s direction and management milestones.

The board assesses the CEO’s effectiveness in attaining the Company’s corporate objectives, budgets and milestones.

Management and directors communicate with shareholders on an ongoing basis, and shareholders are regularly consulted on the effectiveness of board members and senior staff.